2Q05 Financial Statements

GRAVITY Co. Ltd.
Condensed Consolidated Statements of Operations(unaudited)
For the Three Months Ended Jun 30, 2004 and 2005, June 30, 2005
(In million of Korean Won and in thousands of US dollars, except share and per share data)
							For the three months ended (unaudited)
	Jun 30,	Jun 30,		Mar 31,	Mar 31,		Jun 30,	Jun 30,
	2004	2004		2005	2005		2005	2005
	KRW	US$		KRW	US$		KRW	US$
Total Net revenues	15,527		15,314	15,833		15,616	13,457		13,273
Subscription revenues	3,892		3,839	3,848		3,795	2,691		2,654
Royalties & License fees	11,056		10,904	11,163		11,010	9,602		9,471
Mobile revenues	124		122	174		172	343		338
Other revenues	455		449	648		639	821		810
Cost of revenues	2,333		2,301	3,525		3,477	3,688		3,637
Gross profit	13,194		13,013	12,308		12,139	9,769		9,636
Operating expenses :	3,231		3,188	4,375		4,315	6,634		6,544
General and administrative	2,223		2,193	2,865		2,826	3,388		3,342
Research and development	464		458	949		936	2,638		2,602
Advertising expenses	544		537	561		553	608		600
Operating income	9,963		9,825	7,933		7,824	3,135		3,092
Other income(expenses) :	(1,245)		(1,228)	(677)		(667)	(254)		(252)
Interest income	67		66	451		445	786		775
Gain on foreign currency transaction	78		77	671		662	732		722
Interest expense	(1,193)		(1,177)	(883)		(871)	(651)		(642)
Loss on foreign currency transaction	(197)		(194)	(916)		(903)	(1,121)		(1,106)
Income before income tax expenses	8,718		8,597	7,256		7,157	2,881		2,841
Income tax expenses	1,285		1,267	1,777		1,753	822		811
Income before minority interest & losses from equity method investee	7,433		7,330	5,479		5,404	2,059		2,030
Minority interest	15		15	—		0	—		—
Equity in loss of related joint venture	—		—	37		36	(117)		(115)
Net Income	7,448		7,345	5,516		5,440	1,942		1,915
Earnings per share
Basic and diluted (Based on ADS)	336	US$	0.33	219	US$	0.22	70	US$	0.07

• Our net income set forth above is net of our income tax expenses, which was calculated using a corporate income tax rate of 24.75% tax rate under the assumption that we may fail to be designated as a venture company under applicable Korean law and regulations. However, if we are successful in renewing our designation as a venture company again this year, we will be entitled to the 50% reduction in corporate income tax rate. If so, our tax rate will be 13.75% and our net income would be US$6.4 million for the first quarter of 2005 and US$2.2 million for the second quarter of 2005.

• The exchange rate applied is the Market Average Exchange Rate in Korea effective as of August 08, 2005, which was KRW 1,013.9 to US$1.00.

GRAVITY Co., Ltd.
Condensed Consolidated Balance Sheet(unaudited)
As of June 30, 2005
(In million of Korean Won and in thousands of US dollars, except share and per share data)
	March 31,		Jun 30,
	2005	2005	2005	2005
	KRW	US$	KRW	US$
ASSETS
Current assets :
Cash and cash equivalents	11,812	11,650	9,443	9,314
Short-term financial instruments	90,816	89,571	93,234	91,956
Accounts receivable	9,000	8,877	8,347	8,233
Current deferred income tax assets	2,443	2,410	2,652	2,616
Other current assets	5,299	5,226	4,139	4,082
Total current assets	119,370	117,734	117,815	116,201

Property and equipment, net	15,669	15,454	17,110	16,875
Leasehold and other deposits	4,246	4,188	4,729	4,664
Other non-current assets	2,948	2,907	4,724	4,659
TOTALASSETS	142,233	140,283	144,378	142,399

LIABILITIES&SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	2,732	2,695	3,258	3,213
Deferred Income	5,370	5,296	5,543	5,467
Current portion of long-term debt	803	792	272	268
Accrued interest	263	259	213	210
Income taxes payable	486	479	440	434
Other current liabilities	918	906	950	937
Total Current Liabilities	10,572	10,427	10,676	10,529

Long term deferred income	3,756	3,705	3,282	3,237
Accrued severance benefits	1,022	1,008	1,221	1,204
Other non-current liabilities	2,009	1,981	2,170	2,141
TOTAL LIABILITIES	17,359	17,121	17,349	17,111
Total Shareholders’ Equity	124,874	123,162	127,029	125,288
TOTAL LIABILITIES&SHAREHOLDERS’ EQUITY	142,233	140,283	144,378	142,399

*Above balance sheet was stated based on the rate of 24.75% not applying 50% tax reduction as we are not certain if we will satisfy the law and regulations for venture company designation. However, if we are successful in renewing our designation as a venture company again this year, we will be entitled to the 50% reduction in corporate income tax rate and our tax rate will be 13.75%.

• The exchange rate applied is the Market Average Exchange Rate in Korea effective as of August 08, 2005, which was KRW 1,013.9 to US$1.00.

RO Statistics
(As of June 30, 2005)

		3Q 02	4Q 02	1Q 03	2Q 03	3Q 03	4Q 03	1Q 04	2Q 04	3Q 04	4Q 04	1Q 05	2Q05
Korea	# of server sets	10	10	10	10	10	10	10	10	11	11	11	11
PCU		24,966	31,294	28,598	29,103	33,491	27,931	30,059	22,051	26,508	20,587	22,403	15,784
ACU		13,880	14,930	15,758	14,687	17,554	14,430	15,439	11,236	13,023	10,179	10,569	7,153
Japan	# of server sets		7	7	7	12	12	13	13	19	19	20	24
PCU			56,033	58,785	75,582	75,026	83,880	89,111	101,983	100,503	104,559	106,195	96,119
Taiwan/Hong Kong	# of server sets		14	20	22	30	42	48	52	59	61	61	61
PCU			112,823	158,695	184,436	206,904	250,030	342,228	339,843	352,592	325,351	344,534	326,848
Thailand	# of server sets			7	8	13	15	17	17	19	21	22	22
PCU				65,100	60,600	66,700	72,200	82,385	86,133	107,798	130,148	116,672	111,959
China	# of server sets			22	23	26	30	31	31	34	37	36	36
PCU					112,844	125,183	118,257	147,059	116,208	100,002	78,320	76,993	64,970
Philippines	# of server sets					2	4	7	7	7	8	9	9
PCU						15,186	30,108	37,441	38,440	36,436	50,816	54,533	45,805
Malaysia/Singapore	# of server sets								7	8	9	11	11
PCU									28,614	31,648	30,234	29,080	24,956
Indonesia	# of server sets						2	4	4	5	5	5	5
PCU							10,854	16,879	20,726	26,881	26,053	21,390	23,415
USA/Canada	# of server sets					3	3	3	4	4	4	4	4
PCU						9,000	7,484	9,456	11,230	12,965	10,011	9,190	8,997
Europe(5 countries)*	# of server sets								2	3	3	3	3
PCU									4,125	5,818	5,972	7,321	7,364
Australia/New Zealand	# of server sets										1	2	2
PCU											1,083	951	999
Brazil	# of server sets											3	3
PCU												8,913	16,033

* Europe (5 countries) represents Germany, Australia, Switzerland, Italy and Turkey.